Misys plc

Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

07020849

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

1 February 2007

Dear Sirs

SUPPL

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 January 2007 and 31 January 2007 inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

PROCESSED
FEB 0 9 2007
THOMSON
FINANCIAL

RECEIVED
2007 FEB -6 P 12:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Misys: Holding(s) in Company <MSY.L>
Released: 31/01/2007

Misys plc announces that on 31 January 2007 it received the notification set out below from Aviva plc on behalf of Aviva plc and its subsidiaries pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
31.1.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii):	AVIVA PLC & ITS SUBSIDIARIES
4. Full name of shareholder(s) (if different from 3.) (iv):	BNY NORWICH UNION NOMINEES LIMITED 3,397,208* BT GLOBENET NOMINEES LIMITED 3,000* CHASE GA GROUP NOMINEES LIMITED 8,496,725* CHASE NOMINEES LIMITED 635,432* CUIM NOMINEE LIMITED 3,437,582* * DENOTES DIRECT INTEREST
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	30 JANUARY 2007
6. Date on which issuer notified:	31 JANUARY 2007
7. Threshold(s) that is/are crossed or reached:	2% TO 3% CHANGE AT DIRECT INTEREST LEVEL

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	13,635,314	13,635,314	15,969,947	15,969,947	Not Disclosable	3.19%	Not Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
15,969,947	3.19%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SEE SECTION 4

Proxy Voting:

10. Name of the proxy holder: SEE SECTION 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: FIGURES ARE BASED ON A TOTAL NUMBER OF VOTING RIGHTS OF 500,838,496

14. Contact name: NEIL WHITTAKER

15. Contact telephone number: 01603 684420

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

REG-Misys: Treasury Stock <MSY.L>
Released: 31/01/2007

Transfer of Shares held in Treasury
Misys plc announces that on 31 January 2007 it transferred to participants in its employee share schemes 12,225 ordinary shares at prices between 211p and 230.5p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,787,946 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,939,090.
31.01.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 30/01/2007

UBS has advised Misys plc that, pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules, it is now reporting its control over the voting rights attached to shares on a disaggregated basis as follows: UBS Investment Bank, UBS Global Wealth Management and Business Banking, UBS Global Asset Management DRCM, UBS Global Asset Management Traditional, UBS Global Asset Management Alternative and Quantitative and UBS Global Asset Management IFS.
Misys plc announces that on 29 January 2007 it received the notification set out below from UBS AG in respect of the interests of UBS Investment Bank. UBS AG has informed Misys that the notification was provided due to an event changing the breakdown of voting rights as explained above.

Note: DTR 5 came into force on 20 January 2007 pursuant to the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
30.1.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	YES
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	UBS INVESTMENT BANK
4. Full name of shareholder(s) (if different from 3.) (iv):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	25 JANUARY 2007
6. Date on which issuer notified:	26 JANUARY 2007
7. Threshold(s) that is/are crossed or reached:	0%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number	Number	Number	Number of voting	% of voting

	of Shares	of Voting Rights (viii)	of shares	rights (ix)		rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	84,426,029	84,426,029	0	0	0	0.00%	0.00%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
-	-	-	0	0.00%

Total (A+B)

Number of voting rights	% of voting rights
0.00	0.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will cease to hold voting rights: -

13. Additional information: -

14. Contact name: Angela Huff

Associate Director UBS AG

15. Contact telephone number: 0207 568 4981

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 29/01/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) ABOVE

3. Name of person discharging managerial responsibilities/ director

DR JURGEN ZECH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

DR JURGEN ZECH

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001996%

11. Number of shares, debentures or financial instruments relating to shares disposed	12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13. Price per share or value of transaction 236.7p PER SHARE	14. Date and place of transaction 26 JANUARY 2007
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 25,000 (0.00499%)	16. Date issuer informed of transaction 29 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant	18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22. Total number of shares or debentures over which options held following notification
23. Any additional information	24. Name of contact and telephone number for queries ANDREA GRAY 01386 872130

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

____

Date of notification 29 JANUARY 2007 ______________________
END

REG-Misys: Treasury Stock <MSY.L>
Released: 26/01/2007

Transfer of Shares held in Treasury

Misys plc announces that on 26 January 2007 it transferred to participants in its employee share schemes 16,045 ordinary shares at 2.1871p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,886,837 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,860,199.

26.01.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 25/01/2007

Transfer of Shares held in Treasury
Misys plc announces that on 25 January 2007 it transferred to participants in its employee share schemes 490 ordinary shares at 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,882,882 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,844,154.
25.01.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 25/01/2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

THE GOLDMAN SACHS GROUP INC VIA ITS WHOLLY OWNED INDIRECT SUBSIDIARY, GOLDMAN SACHS INTERNATIONAL

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

NOT KNOWN

11. Date listed company informed

25.01.07

12. Total holding following this notification

Not Known

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

Below 3%

14. Any additional information

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 25 January 2007
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Misys: Treasury Stock <MSY.L>
Released: 24/01/2007

Transfer of Shares held in Treasury
Misys plc announces that on 24 January 2007 it transferred to participants in its employee share schemes 2,977 ordinary shares at 157p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,883,372 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,843,664.
24.01.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 24/01/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i) ABOVE

3. Name of person discharging managerial responsibilities/ director

PATRICK GALE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PATRICK GALE

8 State the nature of the transaction

EXERCISE (AT NIL COST) OF 37,142 SHARES UNDER AN AWARD MADE PURSUANT TO THE MISYS ANNUAL AWARD PLAN GRANTED IN 2004. MR GALE SOLD SUFFICIENT SHARES TO COVER THE TAX AND NIC LIABILITY.

9. Number of shares, debentures or financial instruments relating to

10. Percentage of issued class acquired (treasury shares of that class

shares acquired | should not be taken into account when calculating percentage)

37,142 | 0.007415%

11. Number of shares, debentures or financial instruments relating to shares disposed

18,145

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.003622%

13. Price per share or value of transaction

229.75p PER SHARE (SALE)

14. Date and place of transaction

22 JANUARY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

116,255 (0.0232%)

16. Date issuer informed of transaction

22 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

RUTH RUSSELL

____

Date of notification 24 JANUARY 2007 ______________________________

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 22/01/2007

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 22 January 2007 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
22 January 2007	37,142	n/a	18,145	£2.2975

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 21,677,558 ordinary shares representing 3.92% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Misys: Voting Rights and Capital <MSY.L>
Released: 19/01/2007

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6, Misys plc (the `Company') is required to notify the market of the following:

As at 19 January 2007 the Company's capital consists of 551,727,036 ordinary shares of 1p each, with one voting right per share. The Company holds 50,886,349 ordinary shares in treasury.

Therefore, the total number of voting rights in the Company is 500,840,687.

The above figure (500,840,687) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Misys plc under the FSA's Disclosure and Transparency Rules.

19.01.07

END

REG-Misys: Treasury Stock <MSY.L>
Released: 17/01/2007

Transfer of Shares held in Treasury

Misys plc announces that on 17 January 2007 it transferred to participants in its employee share schemes 2,191 ordinary shares at 211p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,886,349 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,840,687.

17.01.07

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 15/01/2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    12.01.07

12. Total holding following this notification

    MATERIAL - 24,078,096

    NON-MATERIAL - 60,347,933

    TOTAL -84,426,029

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    16.86%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 15.01.07

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 11 January 2007

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	4,430,631
UBS Fund Management (Switzerland) AG	1,238,514
UBS Fund Services (Luxembourg) SA	14,731,891
UBS Global Asset Management (Americas) Inc.	445,475
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,361,227
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	33,891,724
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	151,792
Sub Total	60,347,933
Material Interest	
UBS AG London Branch	20,623,684
UBS Global Asset Management (Life) Ltd	3,454,412
Sub Total	24,078,096
TOTAL	84,426,029

END

REG-Misys: Treasury Stock <MSY.L>
Released: 10/01/2007

Transfer of Shares held in Treasury
Misys plc announces that on 10 January 2007 it transferred to participants in its employee share schemes 2,770 ordinary shares at 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,888,540 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,838,496.
10.01.07
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 09/01/2007

PRNUK-
Transfer of Shares held in Treasury
Misys plc announces that on 9 January 2007 it transferred to participants in its employee share schemes 7,930 ordinary shares at 152p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,891,310 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,835,726.
09.01.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>
Released: 04/01/2007

Transfer of Shares held in Treasury
Misys plc announces that on 4 January 2007 it transferred to participants in its employee share schemes 9,479 ordinary shares at prices between 152p and 157p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,899,240 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,827,796.
04.01.07

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 04/01/2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   THE GOLDMAN SACHS GROUP INC VIA ITS WHOLLY OWNED INDIRECT SUBSIDIARY, GOLDMAN SACHS INTERNATIONAL

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    04.01.07

12. Total holding following this notification

    20,075,576

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    4%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 4 January 2007
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

MISYS

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REG-Misys: Treasury Stock <MSY.L>
Released: 03/01/2007

Transfer of Shares held in Treasury

Misys plc announces that on 3 January 2007 it transferred to participants in its employee share schemes 9,415 ordinary shares at prices between 140p and 189p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,908,719 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,818,317.

03.01.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

END